UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42415

NEW CENTURY LOGISTICS (BVI) LIMITED

Office A-E, 33/F, King Palace Plaza,

55 King Yip Street, Kwun Tong,

Kowloon, Hong Kong

Tel: +852 2148 6328

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 17, 2024, New Century Logistics (BVI) Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Craft Capital Management LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,500,000 ordinary shares of the Company, no par value (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriters a 45-day option starting from the effective date of post-effective amendment No. 2 to the Registration Statement to purchase up to additional 225,000 ordinary shares to cover over-allotments, if any.

The Ordinary Shares were offered pursuant to a registration statement on Form F-1 (File No. 333-274115) (the “F-1”) relating to the Offering, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2024, and the Company’s registration statement on Form F-1MEF (File No. 333-283877) (the “MEF”) filed with the SEC on December 17, 2024, which became effective upon filing. The Company filed a post-effective amendment No. 1 and a post-effective amendment No.2 to the F-1 on November 29, 2024 and December 9, 2024, respectively; the post-effective amendment No.2 was declared effective by the SEC on December 13, 2024.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On December 19, 2024, the Company closed its Offering of 1,500,000 Class A ordinary shares, no par value, for gross proceeds of $6 million. The Ordinary Shares were priced at $4.00 per share, and the Offering was conducted on a firm commitment basis, with no over-allotment exercised by the Underwriters as of December 19, 2024. Upon closing of the Offering, the Underwriters were issued warrants exercisable at any time and from time to time, in whole or in part, during the four-year period commencing six months from the closing of this Offering, entitling the Underwriters to purchase up to 4% of the total number of Ordinary Shares sold in this offering (including any Ordinary Shares sold as a result of the exercise of the Underwriters’ over-allotment option) at an exercise price of $5.00 per share.

The final prospectus relating to the Offering was filed with the SEC on December 18, 2024.

The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “NCEW” on December 18, 2024.

In connection with the Offering, the Company issued a press release on December 18, 2024 announcing the pricing of the Offering and a press release on December 19, 2024 announcing the closing of the Offering, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Century Logistics (BVI) Limited

Date: December 19, 2024	By:	/s/ Ngan Ching Shun
	Name:	Ngan Ching Shun
	Title:	Chief Executive Officer and Chairman

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EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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